330 North Wabash Avenue Suite 2800 Chicago, Illinois 60611 Tel: +1.312.876.7700 Fax: +1.312.993.9767 www.lw.com FIRM / AFFILIATE OFFICES
July 8, 2022 VIA EDGAR Division of Corporation Finance	Austin Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid	Milan Moscow Munich New York Orange County Paris Riyadh San Diego San Francisco Seoul Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

Office of Manufacturing

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Sergio Chinos Asia Timmons-Pierce

	Re:	Tritium DCFC Limited Registration Statement on Form F-1 Filed February 11, 2022 File No. 333-262681

To the addressees set forth above:

On behalf of our client, Tritium DCFC Limited, a public company limited by shares organized under the laws of Australia (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated March 30, 2022, relating to the Company’s Registration statement on Form F-1, publicly filed on February 11, 2022 (the “Registration Statement”).

The Company has publicly filed today a revised Registration Statement on Form F-1 (“Amendment No. 1”), together with this letter, via EDGAR submission. For the Staff’s reference, upon request we will provide to the Staff by electronic delivery copies of this letter as well as both a clean copy of Amendment No. 1 and a copy marked to show all changes from the Registration Statement.

For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold and italics herein. The Company has also provided its response immediately after each numbered comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in Amendment No. 1.

July 8, 2022

Form F-1 filed February 11, 2022

General

1.

We note that the Minimum Cash closing condition was waived. Please disclose the amount of funds that were available as of the closing of the business combination and the remaining funds currently available.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 61 of Amendment No. 1.

2.

Please revise to update your disclosures throughout the filing and address areas that appear to need updating or that present inconsistencies. Non-exclusive examples of areas where disclosure should be updated are as follows:

•	You state on page 91 that you expect your MSC platform to launch in the fourth quarter of 2021. Update this statement to reflect the current status.

•

You state on page 2 that you expect “to receive gross proceeds of approximately $15.0 million from the issuance and expect settlement to occur on or about, or prior to, March 17, 2022.” Update this statement to reflect whether you have received proceeds this issuance.

•

You state on page 3 that you expect “to receive gross proceeds of approximately $45.0 million from the issuance and expect settlement to occur on or about, or prior to, March 17, 2022.” Update this statement to reflect whether you have received proceeds from this issuance.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 99, 2 and 3 of Amendment No. 1, in addition to other revisions throughout the filing, to address areas that needed updating.

3.

Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on the cover page and on pages 37 and 38 of Amendment No. 1.

July 8, 2022

Cover Page

4.	For each of the securities being registered for resale, disclose the price that the selling securityholders paid for such securities.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on the cover page and on pages 37 and 38 of Amendment No. 1.

5.

Disclose the exercise price of the warrants compared to the market price of the underlying security. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on the cover page and pages 7, 39, 63 and 122 of Amendment No. 1.

6.

We note the significant number of redemptions of DCRN Class A Common Stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that most of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the Ordinary Shares. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the Ordinary Shares.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 38 of Amendment No. 1.

Risk Factors, Page 9

7.

Please expand your risk factor on page 36 highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the Ordinary Shares. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 37, 38 and 39 of Amendment No. 1.

July 8, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 95

8.

In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Ordinary Shares, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on the cover page and on pages 118, 119, 121 and 122 of Amendment No. 1.

*********

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (312) 876-7680 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Christopher Lueking
Christopher Lueking of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Jane Hunter, Chief Executive Officer, Tritium DCFC Limited

Ryan Maierson, Latham & Watkins LLP

Roderick Branch, Latham & Watkins LLP